UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Civeo Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

178787107

(CUSIP Number)

Torlowna Investments Ltd.

9657 45 Avenue NW

Edmonton, Alberta, Canada T6E 5Z8

Attention: Lance Torgerson

- with copies to -

Dentons Canada LLP

2900 Manulife Place

10180 – 101 St. NW

Edmonton, AB T5J 3V5

Attention: Leanne Krawchuk

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 178787107

1	NAME OF REPORTING PERSON Torgerson Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Province of British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 178787107

1	NAME OF REPORTING PERSON 989677 Alberta Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Province of Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 160,104
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 160,104

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,104
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 178787107

1	NAME OF REPORTING PERSON Svenco Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Province of Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 160,104 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 160,104 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,104 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON CO

(1)	Svenco Investments Ltd. may be deemed to be the beneficial owner of 160,104 shares held indirectly by Svenco Investments Ltd. as the direct owner of all of the voting shares of 989677 Alberta Ltd.

CUSIP No. 178787107

1	NAME OF REPORTING PERSON Torlowna Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Province of Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,719,188
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,719,188

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,719,188
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 178787107

1	NAME OF REPORTING PERSON Lance Torgerson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,879,292 (2)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,879,292 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,879,292 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON IN

(2)	Lance Torgerson may be deemed to be the beneficial owner of the shares held directly by Torlowna Investments Ltd. and 989677 Alberta Ltd., which are controlled by Lance Torgerson.

CUSIP No. 178787107

1	NAME OF REPORTING PERSON Tammy Torgerson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,879,292 (3)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,879,292 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,879,292 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON IN

(3)	Mrs. Torgerson may be deemed to be the beneficial owner of the shares held by her spouse Lance Torgerson.

CUSIP No. 178787107

1	NAME OF REPORTING PERSON Richard Torgerson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

AMENDMENT NO. 10 TO SCHEDULE 13D

This Amendment No. 10 to Schedule 13D/A (the “Amendment”) relates to the Common Shares (“Common Shares”) of Civeo Corporation, a British Columbia corporation (the “Issuer” or the “Company”). This Amendment is being filed to amend the Schedule 13D/A that was filed on November 4, 2022 (the “Schedule 13D”). This Amendment is being filed to update Items 2 and 5 to the Schedule 13D. Other than information set forth on the cover pages, Item 2 and Item 5 below, no other information in the Schedule 13D is being amended. Unless otherwise indicated in this Amendment, all capitalized terms have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background

(a) This Schedule 13D is being filed on behalf of:

(i)	Torgerson Family Trust (“Torgerson Trust”);

(ii)	989677 Alberta Ltd. (“989”);

(iii)	Svenco Investments Ltd. (“Svenco”);

(iv)	Torlowna Investments Ltd. (“Torlowna”)

(v)	Lance Torgerson (“Lance Torgerson”);

(vi)	Tammy Torgerson (“Mrs. Torgerson”); and

(vii)

Richard Torgerson (“Richard Torgerson” and together with Torgerson Trust, 989, Svenco, Torlowna, Lance Torgerson and Mrs. Torgerson, each, a “Reporting Person” and collectively, the “Reporting Persons”).

(b) The business address of each of the Reporting Persons is 9657 45 Avenue NW, Edmonton, Alberta, Canada T6E 5Z8.

(c) The principal business of each of Torgerson Trust, 989, Svenco and Towlowna is investment holding. The principal occupation of Lance Torgerson is an entrepreneur. Lance Torgerson is also the sole director and sole executive officer of 989 and Svenco. The principal occupation of Mrs. Torgerson is a homemaker. The principal occupation of Richard Torgerson is a retired businessman.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the respective cover page of each Reporting Person.

Item 5. Interest in Securities of the Issuer

(a) and (b) The information on the cover pages are incorporated by reference to this Item 5(a) and 5(b).

The ownership percentage is calculated based upon 13,712,661 of the Issuer’s Common Shares outstanding as of October 21, 2022, as reported in the Issuer’s quarterly report for the period ending September 30, 2022 on the Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2022, plus the issuance of 1,504,539 shares of common stock resulting from the conversion of 5,425 shares of Class A Series 1 preferred shares.

(c) On December 23, 2022, the Lance Torgerson converted 5,425 of the Issuer’s Class A Series 1 Preferred Shares, held indirectly by Torgerson Family Trust, into 1,504,539 of the Issuer’s Common Shares and transferred such Common Shares to Torlowna Investments Ltd. No consideration was received or paid in connection with such transfer, which was made for tax planning purposes.

On December 23, 2022, Torgerson Family Trust transferred 214,649 Common Shares held in escrow to Torlowna Investments Ltd. No consideration was received or paid in connection with such transfer, which was made for tax planning purposes.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2022

Torgerson Family Trust

By:	/s/ Lance Torgerson
Name:	Lance Torgerson
Title:	Trustee

989677 Alberta Ltd.

By:	/s/ Lance Torgerson
Name:	Lance Torgerson
Title:	President

Svenco Investments Ltd.

By:	/s/ Lance Torgerson
Name:	Lance Torgerson

Torlowna Investments Ltd.

By:	/s/ Lance Torgerson
Name:	Lance Torgerson
Title:	President

/s/ Lance Torgerson
Lance Torgerson

/s/ Richard Torgerson
Richard Torgerson

/s/ Tammy Torgerson
Tammy Torgerson